SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

     (Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period to

Commission file number  1-7260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nortel Networks
Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
Northern Telecom Plaza
220 Athens Way, Suite 300
Nashville, Tennessee 37228

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada, L6T 5P6

REQUIRED INFORMATION

Financial Statements and Exhibits

a)	Financial Statements

Index to Financial Statements

Long-Term Investment Plan

Report of Independent Registered Public Accounting Firm	1

Financial Statements as of and for the Years Ended December 31, 2003 and 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedules as of and for the Year Ended December 31, 2003:
Schedule of Assets (Held at End of Year)	10
Schedule of Reportable Transactions	11

b)	Exhibits

23.1	Consent of Deloitte & Touche LLP

     Supplemental schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

2

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
By:	/s/ Mary M. Cross
Mary M. Cross
President, Nortel Networks Inc.

Date:   June 28, 2004

3

Nortel Networks Long-Term
Investment Plan

Financial Statements as of and for the
Years Ended December 31, 2003 and 2002, Supplemental
Schedules as of and for the Year Ended December 31, 2003
and Report of Independent Registered Public Accounting Firm

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:
Schedule of Assets (Held at End of Year)	10
Schedule of Reportable Transactions	11

Supplemental schedules other than those listed above have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP Suite 2400 424 Church St. Nashville, TN 37219-2396 USA Tel: +1 615 259 1800 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To	Nortel Networks Inc. and Participants of the
Nortel Networks Long-Term Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 25, 2004

Member of
Deloitte Touche Tohmatsu

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Nortel Networks Corporation common shares	$424,833,032	$143,563,364
Commingled funds	382,250,015	299,283,015
Mutual funds	536,512,261	412,218,654
Temporary investments	10,689,119	7,760,505
Participant loans receivable	24,884,378	27,901,399

	1,379,168,805	890,726,937
Group annuity contracts, at contract value	573,815,509	598,352,409

Total investments	1,952,984,314	1,489,079,346

Receivables:
Nortel Networks Inc. contributions	2,530,801	3,273,026
Interest and dividends	132,933	2,969,582
Due from broker for securities sold	—	502,975

Total receivables	2,663,734	6,745,583

LIABILITIES:
Due to broker for securities purchased	—	4,277,969
Accrued investment expenses	76,670	—

Total liabilities	76,670	4,277,969

NET ASSETS AVAILABLE FOR BENEFITS	$1,955,571,378	$1,491,546,960

See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Net investment gain:
Net appreciation in fair value of investments:
Nortel Networks Corporation common shares	$239,737,740	$—
Commingled funds	79,915,925	—
Mutual funds	105,726,099	—

Total net appreciation in fair value of investments	425,379,764	—
Interest and dividends	39,591,522	48,748,638
Contributions:
Net asset transfers from other plans	—	1,317,262
Participant	113,797,825	152,126,527
Nortel Networks Inc.	48,516,926	53,029,689

Total additions	627,286,037	255,222,116

DEDUCTIONS TO NET ASSETS ATTRIBUTABLE TO:
Net investment loss:
Net depreciation in fair value of investments:
Nortel Networks Corporation common shares	$—	$(313,528,159)
Commingled funds	—	(78,426,087)
Mutual funds	—	(79,086,346)

Total net depreciation in fair value of investments	—	(471,040,592)
Investment expenses	(1,162,612)	(922,545)

Total deductions	(1,162,612)	(471,963,137)
BENEFITS PAID TO PARTICIPANTS	(162,099,007)	(302,015,582)

NET INCREASE (DECREASE)	464,024,418	(518,756,603)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,491,546,960	2,010,303,563

End of year	$1,955,571,378	$1,491,546,960

See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following brief description of the Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective August 15, 2002, and further amended as of April 1, 2003, is a defined contribution plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company established The Nortel Networks Long-Term Investment Plan Trust (the “Trust Agreement”) with The Northern Trust Company (“Northern Trust”), as trustee of the funds, effective November 3, 2003. Previously, the assets of the trust were held by Deutsche Bank Trust Company Americas as trustee under the Nortel Networks Master Savings Plan Trust. Plan membership is available upon the employee’s employment commencement date to any employee of the Company carried on its payroll register, excluding employees governed by a collective bargaining agreement.

Contributions—Effective April 1, 2003, a participant may elect to contribute up to 50% of their eligible compensation, as defined by the Plan document, up to a maximum of $12,000 and $11,000 for 2003 and 2002, respectively. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts. Effective April 1, 2003, the plan allows participants age 50 and older to make an additional “catch-up” contribution of up to $2,000.

Participants in the Plan elect one of three benefit options with Company contributions varying based upon the elected option. Depending on the participant’s elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant’s contributions that do not exceed 6% of the participant’s eligible earnings.

Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following investment funds: Fixed Income Investment Fund, Nortel Networks Stock Fund, Scudder Mid-Cap Fund, Scudder LifeCycle Long Range Fund, Pacific Investment Management Company (“PIMCO”) Total Return Fund, Barclay’s MasterWorks LifePath Income-2040 Funds, NTGI Russell 1000 Value Equity Index Fund, NTGI S&P 500 Index Fund, Templeton Foreign Fund, Fidelity Low-Priced Stock Fund, and PIMCO RCM Large-Cap Growth Fund.

The following is a description of each investment option available in the Master Trust:

Fixed Income Investment Fund: This fund is comprised primarily of investment contracts (“Contracts”) and other financial instruments. The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most periods.

The Contracts held by this fund are with various insurance companies or other financial institutions. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Contracts are included in the financial statements at contract value, which represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value of the Contracts approximates their fair value at December 31, 2003 and 2002. Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2003 and 2002.

The average yield of the Contracts held by the fund during 2003 and 2002 was 5.28% and 5.88%, respectively. The average crediting interest rate for the contracts held by the fund at December 31, 2003 and 2002 was 4.62% and 5.70%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

Nortel Networks Stock Fund: This fund is primarily comprised of Nortel Networks Corporation (“NNC”) common shares with the remainder invested in the BT Pyramid Discretionary Cash Fund or the BT Pyramid Directed Cash Fund.

Scudder Mid-Cap Fund: This fund invests primarily in common stocks of growth oriented domestic corporations and, to a lesser extent, foreign corporations, with the remainder invested in the BT Pyramid Discretionary Cash Fund. Investments in this fund may be in any market sectors and companies of any size to take advantage of any investment opportunity with attractive long-term prospects. According to the fund prospectus, the objective of this fund is to seek capital growth over the long-term through investment in medium sized companies that show growth potential.

Scudder LifeCycle Long Range Fund: This fund invests primarily in common stocks, corporate and government issued intermediate to long-term bonds, various government agency issued-backed securities, and all types of domestic and foreign securities and money market instruments, with the remainder invested in the BT Pyramid Discretionary Cash Fund. According to the fund prospectus, the objective of this fund is to provide high total return with reduced risk over the long-term by allocating investments among stocks, bonds, and short-term investments.

PIMCO Total Return Fund: This fund invests primarily in a broad range of domestic fixed income securities, including corporate, government and mortgage sectors of the bond market.

Barclay’s MasterWorks LifePath Income–2040 Funds: These funds invest in a more conservative allocation of stocks, bonds, and cash as the retirement date approaches. MasterWorks LifePath 2000 Fund is the most conservative of these funds and MasterWorks 2040 is the most aggressive. The funds can invest in up to 20% in foreign securities. Within the five MasterWorks LifePath funds, investors select a fund based on the year they plan to retire. The allocation within each fund shifts among stocks, bonds and cash, moving more to bonds and cash as retirement approaches.

NTGI Russell 1000 Value Equity Index Fund: This fund invests in stocks in the Russell 1000 Value Index. To minimize trading expenses, the portfolio may not mirror the index exactly. According to the fund prospectus, the objective of the fund is to match the returns of the Russell 1000 Value Index Fund. This index tracks the performance of companies that have lower price-to-book ratios and forecasted growth ratios.

NTGI S&P 500 Index Fund: This fund invests in stocks in the Standard and Poor’s (“S&P”) 500 Index, generally in the same order and size as the index. According to the fund prospectus, the objective of the fund is to match the returns of the United States Stock Market as represented by the S&P 500 Index, a benchmark that tracks 500 companies considered to be representative of the United States economy.

Templeton Foreign Fund: This fund invests in stocks of companies that are located or receive a majority of operating income from outside the United States. Selection is based on potential to produce a consistently higher total rate of return. The fund will invest in emerging market stocks as well. According to the fund prospectus, the objective is to achieve long-term capital growth.

Fidelity Low-Priced Stock Fund: This fund invests at least 65% in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies. The fund may also invest in stocks with a price above $35 per share, as well as foreign equities, convertible securities, and other fixed income securities. The objective of the fund is to achieve long-term capital appreciation.

PIMCO RCM Large-Cap Growth Fund: This fund normally invests at least 65% of assets in equities of large companies with market capitalizations of at least $3 billion at the time of purchase. It may invest up to 20% of assets in foreign equities. The fund may invest up to 10% of assets in securities of companies organized in emerging market countries. The objective of the fund to achieve capital appreciation.

Vesting—A participant is immediately vested in their participant contributions and any rollover contributions made to the Plan. In addition, a participant is immediately vested in the Company contributions made to the Plan.

Withdrawals—Upon proper notification to the Company, participants may withdraw all or any part of, but not less than $100, the value of participant and Company contributions plus earnings, subject to certain restrictions. If the value of Company contributions being withdrawn is invested in NNC common shares and represents fewer than 50 common shares, the distribution will be made in cash. If the value of Company contributions represents 50 common shares or more, the participant may request a cash or share distribution, provided that, in the event a participant requests a share distribution, at least 50 common shares are distributed.

Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of their account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their vested account balance. As of December 31, 2003 and 2002, there was $783,925 and $2,380,073 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in fiscal years 2004 and 2003, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prime plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 13.50% on outstanding loans at December 31, 2003. Principal and interest are paid ratably through biweekly payroll deductions. Included in benefits paid to participants is $4,107 and $9,841,547 in 2003 and 2002, respectively, for outstanding loans reclassified as distributions upon termination of participants from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation—Plan investments in NNC common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2003 and 2002. Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions. Plan investments in participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid.

Administrative Expenses—All administrative expenses may be paid by the Plan to the extent permissible by law. However, for the years ended December 31, 2003 and 2002, the Company elected to pay all such administrative expenses except those related to participants’ investment transactions and trustee fees.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for plan benefits.

Reclassifications—Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

3.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.	INTERNAL REVENUE SERVICE STATUS

As of January 14, 2004, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.	INVESTMENTS

Investments of the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:

	As of December 31, 2003
	NTGI S&P 500 Fund	$242,509,668
	Commonwealth Life Contract #ADA002000TR	105,164,910
	Commonwealth Life Contract #ADA00262TR	114,562,247
	CDC Financial Group #WR 1173-001	176,745,758
*	Scudder Investment Mid-Cap Fund	146,753,278
	Fidelity Low-Priced Stock Fund	171,671,034
*	Nortel Networks Corp New Common Shares	424,833,032
	JP Morgan Chase Benefit Responsive #ANORTH01	126,186,532

	As of December 31, 2002
	SSgA S&P 500 Flagship Fund	$194,390,121
	Commonwealth Life Contract #ADA00262TR	111,597,011
	CDC Financial Group	164,619,908
*	BT Investment Mid-Cap Fund	116,709,467
	Fidelity Low-Priced Stock Fund	106,067,483
*	Nortel Networks Corp New Common Shares	143,563,364
	JP Morgan Chase Benefit Responsive #ANORTH01	112,571,184

*	Indicates a party-in-interest.

6.	COMMITMENTS AND CONTINGENCIES

On September 12, 2003, a consolidated complaint was filed that consolidated three different lawsuits seeking to commence a class action lawsuit filed during prior periods against NNC, NNI, and various named individuals and committees regarding their purported responsibilities as fiduciaries of the Plan. A motion for dismissal of that lawsuit is currently under review by the presiding judge. Plaintiffs have filed an amended complaint that expands the class period to include March 7, 2000 to the present. On May 18, 2004 and June 14, 2004, two new complaints were filed by new parties also seeking to commence class action lawsuits against NNC and various named individuals alleged to be fiduciaries under the Plan. The class periods described in the new complaints are: December 23, 2003 to the present and October 24, 2000 to the present, respectively. None of these lawsuits name the Plan as a defendant. Each of these lawsuits allege, among other things, material misrepresentations and omissions to induce Plan participants to use their accounts under the Plan to continue to invest in and maintain investments in NNC common shares. The Plan is unable to determine the impact of these matters, if any, on the Plan participants or the Plan’s financial status or changes therein.

7.	ASSET TRANSFERS

Pursuant to the terms of the Company’s acquisition of two companies during 2002, the following transfers in of employees’ account balances were made from the plans listed below.

Date	Previous Plan	Amount
July 12, 2002	Sonoma Systems 401(k) Plan	$942,020
November 19, 2002	Architel Systems Corporation 401(k) PS Plan	375,242

******

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of Investment Including
	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest,		Market
	Similar Party	Collateral, Par or Maturity Vale	Cost	Value
	United States Dollar	Common/Collective Trust	$10,689,119	$10,689,119
*	Pyramid GIC Fund	Common/Collective Trust	8,764,458	8,764,458
	Barclay’s Global Investors LifePath 2000	Common/Collective Trust	4,326,773	4,691,183
	Barclay’s Global Investors LifePath 2010	Common/Collective Trust	5,861,660	6,354,045
	Barclay’s Global Investors LifePath 2020	Common/Collective Trust	9,497,387	9,885,057
	Barclay’s Global Investors LifePath 2030	Common/Collective Trust	10,546,459	10,726,202
	Barclay’s Global Investors LifePath 2040	Common/Collective Trust	14,779,408	14,817,194
	NTGI S&P500 Index Fund	Common/Collective Trust	234,635,085	242,509,668
	NTGI Russell 1000 Value Equity Index Fund	Common/Collective Trust	81,637,523	84,502,208

	John Hancock Contract #14462	GIC, 5.91%, 6/15/04	15,837,808	15,837,808
	Principal Life Insurance Contract #4-35229-2	GIC, 5.77%, 8/15/04	10,657,579	10,657,579
	Partners Insurance Group Annuity Contrct #4-35229	GIC, 5.85%, 11/15/04	4,249,524	4,249,524
	Protective Life Insurance Contract #1713	GIC, 1.00%, 1/01/05	14,036,302	14,036,302
	JP Morgan Chase Benefit Responsive #ANORTH01	Synthetic GIC	126,186,532	126,186,532
	Commonwealth Life Contract #ADA002000TR	Synthetic GIC	105,164,910	105,164,910
	Commonwealth Life Contract #ADA00262TR	Synthetic GIC	114,562,247	114,562,247
	CDC Investment Management Contract #WR1173-001	Synthetic GIC	176,745,758	176,745,758
	CDC Investment Management Contract #BR173-05	Synthetic GIC	6,374,849	6,374,849

	Templeton Foreign Fund	Mutual Fund	57,862,392	64,935,897
*	Scudder LifeCycle Fund	Mutual Fund	87,930,151	77,095,649
*	Scudder MidCap Fund	Mutual Fund	176,375,911	146,753,278
	Fidelity Low-Priced Stock Fund	Mutual Fund	144,714,925	171,671,034
	Pimco Total Return Fund	Mutual Fund	48,902,167	48,948,449
	Pimco Large-Cap Growth Fund	Mutual Fund	24,902,635	27,107,954

*	Nortel Networks Corp New Common Shares	Common Stock	1,078,867,972	424,833,032

*	Participant Loans	Participant Loans with interest rates ranging from 5.00% to 13.50% and maturity dates ranging from 1/9/2004 and 12/7/2018	**	24,884,378

	Total Investments			$1,952,984,314

*	Indicates a party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2003

						Expense		Current Value	Net
			Purchase	Selling	Lease	Incurred with	Cost of	of Asset on	Gain or
Identity of Party Involved		Description of Asset	Price	Price	Rental	Transaction	Asset	Transaction Date	(Loss)
	Series of Transactions:
*	The Northern Trust Company	SSGA S&P Index Flagship	$—	$234,056,212	$—	$—	$234,056,212	$234,056,212	$—
		Cash Fund (1 sale; 1 purchase)	234,056,212	—	—	—	234,056,212	234,056,212	—

*	The Northern Trust Company	SSGA Russell 1000 Value Index	—	80,476,547	—	—	80,476,547	80,476,547	—
		Cash Fund (1 sale; 1 purchase)	80,476,547	—	—	—	80,476,547	80,476,547	—

*	The Northern Trust Company	Col Tv Short Term Investment Fund	—	93,498,989	—	—	93,498,989	93,498,989	—
		(71 sales; 81 purchases)	105,890,761	—	—	—	105,890,761	105,890,761	—

*	The Northern Trust Company	Daily S&P500 Equity Index	—	589,011	—	—	581,708	589,011	7,303
		(5 sales; 6 purchases)	235,216,793	—	—	—	235,216,793	235,216,793	—

*	The Northern Trust Company	ST S&P500 Flagship Series A	—	239,312,142	—	—	273,325,167	239,312,142	(34,013,025)
		(26 sales; 10 purchases)	3,307,334	—	—	—	3,307,334	3,307,334	—